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                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                       WASHINGTON, D.C. 20549

                          FORM 12b-25

               USAir Group, Inc.   Commission File Number 1-8444
               USAir, Inc.         Commission File Number 1-8442

                   NOTIFICATION OF LATE FILING

(Check One):   [x] Form 10-K  [ ] Form 20-F  [ ] Form 11-K
               [ ] Form 10-Q  [ ] Form N-SAR


For Period Ended: December 31, 1994

               [  ]  Transition Report on Form 10-K
               [  ]  Transition Report on Form 20-F
               [  ]  Transition Report on Form 11-K
               [  ]  Transition Report on Form 10-Q
               [  ]  Transition Report on Form N-SAR
               For the Transition Period Ended: ___________________

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     Read Instruction (on back page) Before Preparing Form.  Please
Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which notification relates:

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                 PART I. REGISTRANT INFORMATION


Full Names of Registrants     USAir Group, Inc.
                              USAir, Inc.
                              -------------------------------------

Former Names if Applicable    The former name of USAir Group, Inc.
                              was U S Air Group, Inc.  The former
                              name of USAir, Inc. was Facilitation
                              Corp.
                              -------------------------------------


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Address of Principal Executive Office (of both registrants) (Street and Number)

     2345 Crystal Drive
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City, State and Zip Code

     Arlington, VA 22227

                  PART II. RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrants seek relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

 [x] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 [x] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 [ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                         PART III. NARRATIVE

     State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or the transition report portion thereof could not be filed within the prescribed time period.
(Attach extra sheets if needed.)

     As previously reported, USAir Group, Inc. (the "Company") and USAir, Inc. ("USAir") are seeking concessions from USAir's employees. The Company reached a tentative agreement with the union which represents USAir's pilot employees on March 25, 1995 and remains in intense negotiations with the unions which represent certain other employees. This tentative agreement and the outcome of these negotiations are expected to affect materially the disclosure required in the Company's and USAir's 10-K. In addition, the Company's and USAir's legal and accounting staffs involved in the analysis of the legal and accounting implications of the tentative agreement with the pilots' union and potential agreements with other unions are the same staff responsible for revising and filing the 10-K. Therefore, the Company and USAir are unable to file their combined Annual Report on Form 10-K for the year ended December 31, 1994 within the prescribed time period without unreasonable effort or expense.

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     The Company and USAir will undertake to file their combined
Form 10-K for the fiscal year ended December 31, 1994 with the Commission not later than 15 days after the required filing date.




                     PART IV. OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          James T. Lloyd               703           418-5210
     -------------------------     -----------    --------------
              (Name)               (Area Code)    (Telephone No.)




(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrants were required to file such report(s) been filed? If answer is no, identify report(s).

                                             [X]  YES    [ ]  NO

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                             [X]  YES    [ ]  NO

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's and USAir's results of operations for the year ended December 31, 1994, which were filed with the Commission as
Exhibit 99 to Form 8-K dated January 27, 1995, are incorporated in this item by reference.
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                         USAir Group, Inc.
                               and
                            USAir, Inc.
     -----------------------------------------------------
     (Names of Registrants as Specified in their Charters)

     have caused this notification to be signed on their behalf by the undersigned hereunto duly authorized.

     Date: March 30, 1995          By: /s/James T. Lloyd
           ------------------          ----------------------
                                       James T. Lloyd
                                       Executive Vice President,
                                       General Counsel and
                                       Secretary of USAir Group,
                                       Inc. and Executive Vice
                                       President and General
                                       Counsel of USAir, Inc.

          INSTRUCTION: The form may be signed by an executive officer of the registrant(s) or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrants by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrants shall be filed with the form.


                           ATTENTION

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     Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).
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                      GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
     Exchange Act of 1934.

2. One signed original and four conformed copies of this Form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant(s) is registered.


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4.   Amendments to the notifications must also be filed on Form
     12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.13(b) of this chapter).